LEXMARK July 3, 2007	John W. Gamble Jr. Executive V.P. & Chief Financial Officer Lexmark International, Inc. One Lexmark Centre Drive Lexington, Kentucky 40550 USA Phone: 859 232 5589 Fax: 859 232 7137

Mr. Craig Wilson
Senior Assistant Chief Accountant
Division of Corporation Finance
Room 4561
United States Securities and Exchange Commission
Washington, DC  20549

Re:	Lexmark International, Inc. Form 10-K for Fiscal Year Ended December 31, 2006 Form 10-Q for Fiscal Quarter Ended March 31, 2007 File No. 1-14050

Dear Mr. Wilson:

In response to your letter to Paul J. Curlander, Chairman and CEO of Lexmark International, Inc. (the “Company”), dated May 29, 2007, the following information is provided for your consideration:

Form 10-K for the Fiscal Year Ended December 31, 2006

Comment #1:

You state that when significant obligations remain after products are delivered, revenue is recognized only after such obligations are fulfilled.  Describe the nature and timing of these significant obligations and indicate why they would preclude revenue recognition on the entire arrangement.  Tell us whether these obligations relate to the providing of services or whether they are due to acceptance provisions or other contingencies.

Response #1:

In accordance with generally accepted accounting principles (“GAAP”), the Company’s policy for product revenue recognition as stated on page 57 of the Form 10-K is that revenue is recognized when title and risk of loss transfer to the customer, generally when the product is shipped to the customer, consistent with customer contractual agreements.  The Company has no significant obligations that affect the timing of product revenue recognition, other than customer acceptance provisions in some customer agreements.  On occasion, situations occur whereby product may be shipped subject to contractual agreements that require customer acceptance.  The contractual requirements pertaining to customer acceptance generally relate to verification of the proper functioning of the device in the customer’s environment, and during such time, the customer may have the right to return the device should they not accept it.  In these situations, customer acceptance is required before title and risk of loss transfer to the customer.  Therefore, the Company only recognizes product revenue when these obligations have been fulfilled and the product has been accepted by the customer.

Comment #2:

Tell us how you considered the guidance in Rules 5-02.08 and 5-02.24 of Regulation S-X to state separately in the balance sheet or in a note to the audited financial statements, other current assets and other noncurrent liability amounts in excess of 5% of total current assets and liabilities respectively.

Response #2:

In accordance with Rules 5-02.08, 5-02.17, 5-02.20 and 5-02.24 of Regulation S-X, the Company calculates 5% of total current assets, 5% of total assets, 5% of total current liabilities and 5% of total liabilities, respectively, to use as threshold disclosure amounts to determine if any of these components require separate disclosure.  The Company applies these thresholds to all accounts, or groups of related accounts, within the respective asset or liability category to determine if any account or group of related accounts exceeds the respective 5% disclosure threshold.  If an item meets or exceeds the respective 5% threshold, it is reported separately on the face of the balance sheet or in a note to the financial statements.  For the period ending December 31, 2006, except for various accrued liability accounts and the pension and other postretirement benefit accruals, no other account or group of related accounts met or exceeded their respective calculated threshold for disclosure. Disclosures of the accrued liability accounts and the pension and other postretirement benefit accruals were provided in Note 9 and Note 14, respectively, to the audited financial statements included in Part II, Item 8 in the Form 10-K filing.  Accordingly, the Company believes it has fully complied with the disclosure requirements of Rules 5-02.08, 5-02.17, 5-02.20 and 5-02.24 of Regulation S-X.

Form 8-K dated April 24, 2007 and Form 10-Q for the Quarter Ended March 31, 2007

Comment #3:

We note your use of the certain non-GAAP measures to assess the Company’s performance in your Form 8-K dated April 24, 2007 and your March 31, 2007 Form 10-Q.  Tell us how you considered Item 10(e)(1)(i) and (ii) of Regulation S-K and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
•	the economic substance behind management’s decision to use such a measure;
•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In addition, as it relates to the non-GAAP measure included in your March 31, 2007 Form 10-Q, tell us how you considered Regulation G which requires, in part, a reconciliation of each non-GAAP financial measure to the most directly comparable financial measure calculated and presented in accordance with GAAP.

Response #3:

In response to “Tell us how you considered Item 10(e)(1)(i) and (ii) of Regulation S-K and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
•	the economic substance behind management’s decision to use such a measure;
•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.”

Management assesses the operating performance of the Company and its operating segments based on GAAP measures and non-GAAP measures such as ongoing operating expense and income metrics which are recurring in nature, and do not include the impact of actions that management believes are not reflective of the ongoing operation of the Company.  In this instance, in the Form 8-K filed on April 24, 2007, the non-GAAP measures provided by the Company exclude the income, costs and expenses related to implementing the Company’s actions to improve its profitability which were approved and announced in January 2006. The actions included plans to restructure its workforce, consolidate some manufacturing capacity and make certain changes to its U.S. retirement plans.  In assessing the ongoing performance of the Company, management excludes the costs and expenses related to the above actions consistent with our disclosure.  In the April 24, 2007 Form 8-K, the specific non-GAAP operating measures disclosed for the first quarter of 2007 and 2006 and second quarter of 2007 and 2006 exclude from operating costs and expenses the impact of a pension curtailment gain (2006), the impact of liquidation of our Scotland manufacturing facility (2007) and restructuring and related charges and costs (2007 and 2006).  The pension curtailment gain resulted from the freezing of pension benefits in the Company’s defined benefit pension plan for U.S. employees announced in January 2006.  The impact of liquidation of our Scotland facility relates to the sale of the Rosyth, Scotland inkjet manufacturing facility, the closure of which was also part of the restructuring plan announced in January 2006.  The restructuring and related charges and costs for 2007 and 2006 resulted from the Company’s plan to restructure its workforce and consolidate its operations announced in January 2006.  Management believes that each of these items should be broken out from the Company’s operating costs, expenses and income because they do not relate to the ongoing operation of the Company’s businesses and therefore the details of these costs and the resulting non-GAAP measures provide valuable information to investors on the ongoing profitability of the Company.  The Company provides a reconciliation of the GAAP and non-GAAP measures to ensure understanding by investors.

Beginning with the second fiscal quarter 2007 earnings release, the Company will expand its disclosures regarding the use of non-GAAP financial measures that are set forth in each earnings release in order to include all of the disclosures referenced in Question 8 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

In response to “In addition, as it relates to the non-GAAP measures included in your March 31, 2007 Form 10-Q, tell us how you considered Regulation G which requires, in part, a reconciliation of each non-GAAP financial measure to the most directly comparable financial measure calculated and presented in accordance with GAAP.”:

In the Company’s telephone communications with the SEC Staff, it was noted that your comment was directed to the reference on page 21 of the March 31, 2007 Form 10-Q of “days sales outstanding” and “days of inventory,” both of which are called out as “non-GAAP” measures by the Company.  Both of these items have been included in the Form 10-Q as a result of the Company’s response letter dated January 31, 2006 to the SEC’s comment letter dated December 31, 2005 in which the Company agreed to modify its future disclosures to provide clarification and/or enhancement to assist investors’ understanding of the underlying drivers of the Company’s liquidity and capital resources.  Neither of these measures has a directly comparable financial measure calculated and presented in accordance with GAAP, therefore none was included in the disclosure, nor was a reconciliation of the non-GAAP to GAAP measure required.  In addition to making reference to each of these measures as “non-GAAP,” the disclosure does point out to investors that each of these measures may not be comparable to other companies’ calculations.

Form 10-Q for the Quarter Ended March 31, 2007

Comment #4:

Management’s discussion and analysis should focus on key indicators of financial condition and operating performance and include disclosure based on currently known trends, events and uncertainties that are reasonably expected to have a material effect upon your business.  It appears that your “installed base” is a main driver or key indicator of your business as indicated on pages 9, 33, and 56 of your Form 10-K.  We further note that from an April 27, 2007 earnings call news report Chief Financial Officer John Gamble Jr. stated “You’ve got to remember we’re in an installed base business, (w)e make investments today to drive the long-term benefit of the company.”

Response #4:

No response requested.  See discussion of “installed base” included in Response #5 below.

Comment #5:

The Commission’s MD&A Release, 33-8350 called for “companies to identify and discuss key performance indicators, including non-financial performance indicators, that their management uses to manage the business and that would be material to investors.”  Tell us how your current discussion addresses these MD&A disclosure requirements for your identified installed base key performance indicator and how price/volume relationships affect any trends in your installed base that have materially impacted or are reasonably likely to impact your results of operations.  Your MD&A should allow investors to see your Company through the eyes of management by discussing the metrics managements uses to evaluate operations.  See Item 303 of Regulation S-K and Section III.B of SEC Release 33-8350 for further guidance.

Response #5:

It is the Company’s position that the installed base is not a key performance indicator per MD&A Release 33-8350.  Installed base, defined as all of the Company’s hardware units currently active in service at its customers, is not directly measurable.  The Company cannot accurately measure installed base as it does not have visibility to its units once sold to customers and therefore Company management does not know which units sold remain active and which units have been removed from service by customers.  We do not provide an installed base metric to our chief operating decision maker.  While increasing our installed base is an important concept and key strategic initiative, the Company acts to achieve this initiative by increasing our hardware unit shipments, and determines its success through analyzing hardware unit shipments and hardware and supplies revenue, as well as hardware average unit revenue.  These performance measures are the key performance metrics of the Company.

As required by Item 303 of Regulation S-K and SEC Release 33-8350, the Company does discuss the trends, events, and uncertainties around the metrics discussed above which management uses in its analysis such as hardware unit shipments, hardware and supplies revenue, hardware average unit revenue and hardware product mix shifts. For example, the Company disclosed and discussed our key performance indicators as noted in the following excerpts from our Form 10-Q for the quarter ended March 31, 2007:

•	Under Results of Operations in the Revenue discussion, we stated:

“Business segment

During the first quarter of 2007, Business segment revenue increased $49 million or 7% YTY primarily due to growth in laser supplies revenue and increased laser hardware revenue. Laser hardware AUR increased approximately 11% from the prior year due to a mix shift to more color lasers and laser multifunction products (“MFPs”) partially offset by price declines. Laser hardware unit shipments declined approximately 6% YTY as strong growth in color lasers and laser MFPs were more than offset by declines in low-end monochrome laser printers and OEM hardware units. During the first quarter of 2007, Lexmark’s laser unit shipments and laser hardware revenue were both negatively impacted by limited availability of its low-end monochrome lasers. This availability issue was resolved prior to the end of the quarter.

Consumer segment

During the first quarter of 2007, Consumer segment revenue decreased $64 million or 11% YTY primarily due to decreased inkjet supplies and hardware revenue. Inkjet hardware unit shipments declined 10% YTY as growth in branded hardware, due to strong growth in all-in-ones (“AIOs”), was more than offset by a decline in OEM hardware units. Inkjet hardware AUR decreased 5% YTY as price declines were partially offset by a favorable mix shift to branded AIOs. ”

According to the last paragraph of Section III.B.2 of SEC Release 33-8350, the Company is permitted to rely on previous disclosures where they are adequate and management believes the disclosures still reflect the nature of the trends in the current period. The Company previously disclosed the following in our Form 10-K for the fiscal year ended December 31, 2006:

•	Under the heading in Trends and Opportunities in Part II, Item 7 of Management’s Discussion and Analysis of Financial Conditions and Results of Operations, we stated:

“Industry laser printer unit growth in recent years has generally exceeded the growth rate of laser printer revenue due to unit growth in lower-priced desktop color and monochrome laser printers and unit price reductions. Additionally, color and multifunction laser printer units represent a more significant component of laser unit growth. Management believes these trends will continue. This pricing pressure is partially offset by the tendency of customers in the shared workgroup laser market to add higher profit margin optional features. Pricing pressure is also partially offset by the opportunity to provide business solutions and services to customers.

In the inkjet product market, advances in inkjet technology have resulted in products with higher resolution and improved performance while increased competition has led to lower prices. Additionally, over the past couple years, the number of consumers seeking productivity-related features has driven significant growth in AIO products. Key factors promoting this trend are greater affordability of AIOs containing productivity features like full fax capabilities and automatic document feeders. Management believes the combination of business features made for the home, as well as full photo capabilities, will continue to drive AIO growth. Growth in inkjet product revenue on an industry basis in recent years has been slower than unit growth due to price reductions. Management expects these trends to continue.

While profit margins on printers and MFPs have been negatively affected by competitive pricing pressure, supplies sales are higher margin and recurring. However, as the hardcopy industry matures and printer and copier markets converge, management expects competitive pressures to continue.”

There are other similar disclosures throughout the Form 10-K and 10-Q whereby the Company provides discussion on these key performance indicators. The Company believes these disclosures properly address the information required to be included in the MD&A.

*****

In connection with providing the above responses to your comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the above-captioned filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-captioned filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for extending the due date of our response.  I believe that we have thoroughly addressed each of the items in your correspondence.  Please feel free to contact me if you have additional questions or comments.

Regards,

/s/ John W. Gamble, Jr.

John W. Gamble, Jr.

cc:	Megan Akst United States Securities and Exchange Commission Paul J. Curlander Lexmark International, Inc.